FIRST AMENDMENT, WAIVER and CONSENT
to
CREDIT AGREEMENT

THIS FIRST AMENDMENT, WAIVER and CONSENT ("**Amendment**") is made as of March 8, 2002 by and among Steiner Leisure Limited, a company organized under the laws of The Commonwealth of the Bahamas (the "**Borrower**"), the financial institutions listed on the signature pages hereof (the "**Lenders**") and ABN AMRO Bank N.V., as contractual representative (the "**Administrative Agent**"), under that certain Credit Agreement dated as of July 2, 2001 by and among the Borrower, the Lenders, the Administrative Agent, SunTrust Bank, as "Syndication Agent" and BankUnited, FSB, as "Documentation Agent" (the "**Credit Agreement**"). Capitalized terms used but not otherwise defined herein shall have the respective meanings given to them in the Credit Agreement.

WHEREAS, the Borrower, the Lenders and the Administrative Agent are parties to the Credit Agreement;

WHEREAS, the Borrower has requested that the Required Lenders consent to certain amendments to and interpretations of the Credit Agreement and waive the "Specified Default" (as defined in Section 2 below); and

WHEREAS, the Lenders and the Administrative Agent have agreed to amend the Credit Agreement, waive the Specified Default and consent to certain other requests of the Borrower on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower, the Lenders and the Administrative Agent have agreed to the following amendment, waiver and consent to the Credit Agreement.

1. Amendments. Effective as of the date hereof and subject to the satisfaction of the conditions precedent set forth in Section 4 below, the Credit Agreement is hereby amended as follows:

(a) Section 1.1 of the Credit Agreement is hereby amended to add the following new defined term in the appropriate alphabetical location:

> *"**Approved Quarterly Adjustments**" means, in connection with the financial statements delivered on a monthly basis pursuant to Section 7.1(A)(i)(x), quarter-end adjustments for or with respect to (i) line rent, (ii) allocation of line rent expense, (iii) tax accruals, (iv) reclassification of certain balance sheet items, (v) theoretical inventories and supplies, (vi) certain prepaids and other assets, (vii) miscellaneous and legal accruals and (viii) such other customary items as may be agreed to in advance by the Administrative Agent.*

(b) Sections 2.15(D)(ii) and (iii) of the Credit Agreement are hereby amended to delete each reference to "Section 7.1(A)(i)" appearing therein and to substitute therefor, in each case, a reference to "*Section 7.1(A)(i)(y)*".

(c) Section 7.1(A) of the Credit Agreement is hereby amended to delete clause (i) in its entirety and to substitute the following clause (i) therefor:

(i) Monthly and Quarterly Reports.

(x) Monthly Reports. As soon as practicable, and in any event within thirty (30) days of the end of each calendar month other than January or the last month of a fiscal quarter (and as soon as practicable, and in any event within forty-five (45) days of the end of January), the consolidated and consolidating balance sheet of the Borrower and its Subsidiaries as at the end of such period and the related consolidated and consolidating statements of income, stockholder's equity and cash flows of the Borrower and its Subsidiaries for such fiscal quarter and, with respect to each month other than December, for the full period from the beginning of the then current fiscal year to the end of such month, certified by the chief financial officer of the Borrower as fairly presenting the consolidated and consolidating financial position of the Borrower and its Subsidiaries as at the dates indicated and the results of their operations and cash flows for the periods indicated in accordance with Agreement Accounting Principles, subject to Approved Quarterly Adjustments and normal year-end audit adjustments, together with (x) in comparative form the corresponding figures of the Borrower and its Subsidiaries for the period ending on the corresponding calendar month in the previous fiscal year if such corresponding calendar month began after the Closing Date, and (y) any management discussion and analysis of such financial statements prepared for presentation to the board of directors or comparable governing body of the Borrower.

(y) Quarterly Reports. As soon as practicable, and in any event within fifty (50) days after the end of the first three fiscal quarters and within sixty-five (65) days of the fourth fiscal quarter, the consolidated and consolidating balance sheet of the Borrower and its Subsidiaries as at the end of such period and the related consolidated and consolidating statements of income, stockholder's equity and cash flows of the Borrower and its Subsidiaries for such fiscal quarter and, with respect to each quarter other than the fourth quarter, for the full period from the beginning of the then current fiscal year to the end of such fiscal quarter, certified by the chief financial officer of the Borrower as fairly presenting the consolidated and consolidating financial position of the Borrower and its Subsidiaries as at the dates indicated and the results of their operations and cash flows for the periods indicated in accordance with Agreement Accounting Principles, subject to normal year-end audit adjustments, together with (x) in comparative form the corresponding figures of the Borrower and its Subsidiaries for the period ending on the corresponding calendar quarter in the previous fiscal year if such corresponding calendar quarter began after the Closing Date, and (y) any management discussion and analysis of such financial statements prepared for presentation to the board of directors or comparable governing body of the Borrower.

(d) Section 7.1(A)(iii)(b) of the Credit Agreement is hereby amended to delete the reference to "clauses (i) and (ii)" and to substitute therefore a reference to "*clauses (i)(y) and (ii)*".

(e) Section 7.4(C) of the Credit Agreement is hereby amended to delete the Fixed Charge Coverage Ratio levels for the four fiscal quarters ending in 2002 and to substitute the following levels therefor:

Fiscal Quarter Ending	*Ratio*
March 31, 2002	*1.05 to 1.00*
June 30, 2002	*1.05 to 1.00*
September 30, 2002	*1.10 to 1.00*
December 31, 2002	*1.10 to 1.00*

(f) Section 7.4(D) of the Credit Agreement is hereby amended to delete the Maximum Capital Expenditure level for the period from January 1, 2002 through December 31, 2002 and to substitute the following level therefor:

Applicable Period	*Capital Expenditures*
January 1, 2002 through December 31, 2002	*$9,000,000*

2. Waiver of Specified Default. Effective as of the date hereof and subject to the satisfaction of the conditions precedent set forth in Section 4 below, the Administrative Agent and the Lenders hereby agree to waive the Default caused by a breach of Section 7.4(C) of the Credit Agreement for the fiscal quarter ending December 31, 2001 arising from the Company's failure to maintain a Fixed Charge Coverage Ratio of 1.20 to 1.00 or higher as of such date (the "**Specified Default**").

3. Consent to Calculation of Fixed Charge Coverage Ratio. Effective as of the date hereof and subject to the satisfaction of the conditions precedent set forth in Section 4 below, the Administrative Agent and the Lenders hereby agree that, notwithstanding anything to the contrary in the definition of "Fixed Charge Coverage Ratio" set forth in Section 7.4(C) of the Credit Agreement, the calculation of the Fixed Charge Coverage Ratio for the quarter ending March 31, 2002 shall exclude the amendment fee incurred by the Borrower pursuant to Section 4(c) of this Amendment.

4. Condition of Effectiveness. The effectiveness of this Amendment is subject to the condition precedent that the Administrative Agent shall have received:

(a) counterparts of this Amendment duly executed by the Borrower, the Required Lenders and the Administrative Agent;

(b) counterparts of the Reaffirmation attached hereto duly executed by each Subsidiary Guarantor; and

(c) for the account of each Lender, a fee in the amount of 20 basis points on the sum of (i) such Lender's Revolving Loan Commitment and (ii) the aggregate outstanding principal amount of such Lender's Term Loans.

5. Representations and Warranties of the Borrower. The Borrower hereby represents and warrants as follows:

(a) This Amendment and the Credit Agreement as modified hereby constitute legal, valid and binding obligations of the Borrower and are enforceable against the Borrower in accordance with their terms.

(b) As of the date hereof and giving effect to the terms of this Amendment, (i) there exists no Default or Unmatured Default and (ii) the representations and warranties contained in Article VI of the Credit Agreement, as modified hereby, are true and correct, except for changes reflecting events, conditions or transactions permitted or not prohibited by the Credit Agreement.

6. Reference to and Effect on the Credit Agreement and Loan Documents.

(a) Upon the effectiveness of Section 1 hereof, each reference to the Credit Agreement in the Credit Agreement or any other Loan Document shall mean and be a reference to the Credit Agreement as modified hereby.

(b) The Borrower reaffirms the terms and conditions of the Credit Agreement and the Loan Documents executed by it, including, without limitation, the Security Agreement, the Pledge Agreements, the Collection Account Agreements, the Intellectual Property Security Agreements and the Real Property Documents, as applicable, and acknowledges and agrees that except as specifically modified above, the Credit Agreement and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

(c) The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of the Administrative Agent or the Lenders, nor constitute a waiver of or consent to any provision of the Credit Agreement or any other documents, instruments and agreements executed and/or delivered in connection therewith.

7. Governing Law. THE ADMINISTRATIVE AGENT ACCEPTS THIS AMENDMENT, ON BEHALF OF ITSELF, THE ARRANGER AND THE LENDERS, AT CHICAGO, ILLINOIS BY ACKNOWLEDGING AND AGREEING TO IT THERE. ANY DISPUTE BETWEEN THE BORROWER AND THE ADMINISTRATIVE AGENT, THE ARRANGER, ANY LENDER, OR ANY OTHER HOLDER OF SECURED OBLIGATIONS ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED BETWEEN THEM IN CONNECTION WITH, THIS AMENDMENT OR THE CREDIT AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS, AND WHETHER ARISING IN CONTRACT, TORT, EQUITY, OR OTHERWISE, SHALL BE RESOLVED IN ACCORDANCE WITH THE INTERNAL LAWS (INCLUDING, WITHOUT

LIMITATION, 735 ILCS SECTION 105/5-1 ET SEQ., BUT OTHERWISE WITHOUT REGARD TO THE CONFLICT OF LAWS PROVISIONS) OF THE STATE OF ILLINOIS.

        8. <u>Headings</u>. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

        9. <u>Counterparts</u>. This Amendment may be executed by one or more of the parties hereto on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, this Amendment has been duly executed as of the day and year first above written.

STEINER LEISURE LIMITED, as the Borrower

        /s/ Carl St. Phillip, Jr.
Name: Carl St. Phillip, Jr.
Title: Vice President

ABN AMRO BANK N.V., as Administrative Agent and as a Lender

        /s/ Christopher M. Plumb
Name: Christopher M. Plumb
Title: Vice President

        /s/ Nancy W. Lanzoni
Name: Nancy W. Lanzoni
Title: Group Vice President

SUNTRUST BANK, as Syndication Agent and as a Lender

        /s/ Charles J. Klenk
Name: Charles J. Klenk
Title: First Vice President

BANKUNITED, FSB, as Documentation Agent and as a Lender

        /s/ Roberto Pelaez
Name: Roberto Pelaez
Title: Senior Vice President

THE INTERNATIONAL BANK OF MIAMI, N.A., as a Lender

_____/s/ Caridad C. Errazguin_____
Name: Caridad C. Errazguin
Title: Vice President

HSBC BANK USA, as a Lender

_____/s/ Gregory Roll_____
Name: Gregory Roll
Title: First Vice President

REAFFIRMATION

Each of the undersigned hereby acknowledges receipt of a copy of the foregoing First Amendment and Waiver dated as of March 8, 2002 (the "**Amendment**") to the Credit Agreement dated as of July 2, 2001 by and among Steiner Leisure Limited, a company organized under the laws of The Commonwealth of the Bahamas (the "**Borrower**"), the financial institutions from time to time party thereto (the "**Lenders**"), ABN AMRO Bank, N.V., in its individual capacity as a Lender and in its capacity as contractual representative (the "**Administrative Agent**"), SunTrust Bank, as "Syndication Agent" and BankUnited, FSB, as "Documentation Agent" (the "**Credit Agreement**"). Capitalized terms used in this Reaffirmation and not defined herein shall have the meanings given to them in the Credit Agreement.

Without in any way establishing a course of dealing by the Administrative Agent or any Lender, each of the undersigned reaffirms the terms and conditions of the Subsidiary Guaranty and any other Loan Document executed by it and acknowledges and agrees that such Subsidiary Guaranty and each and every such Loan Document executed by the undersigned in connection with the Credit Agreement remains in full force and effect and is hereby reaffirmed, ratified and confirmed. All references to the Credit Agreement contained in the above-referenced documents shall be a reference to the Credit Agreement as so modified by the Amendment and as the same may from time to time hereafter be amended, restated, supplemented or otherwise modified.

Dated: March 8, 2002

COSMETICS LIMITED

/s/ Carl St. Phillip, Jr.
Name: Carl St. Phillip, Jr.
Title: Vice President

STEINER TRANSOCEAN LIMITED

/s/ Carl St. Phillip, Jr.
Name: Carl St. Phillip, Jr.
Title: Vice President

STEINER SPA ASIA LIMITED

_____/s/ Carl St. Phillip, Jr._____
Name: Carl St. Phillip, Jr.
Title: Vice President

STEINER SPA LIMITED

_____/s/ Carl St. Phillip, Jr._____
Name: Carl St. Phillip, Jr.
Title: Vice President

STEINER MARKS LIMITED

_____/s/ Carl St. Phillip, Jr._____
Name: Carl St. Phillip, Jr.
Title: Vice President

FCNH, INC.

_____/s/ Carl St. Phillip, Jr._____
Name: Carl St. Phillip, Jr.
Title: Vice President

GREENHOUSE DAY SPA GROUP, INC.

_____/s/ Carl St. Phillip, Jr._____
Name: Carl St. Phillip, Jr.
Title: Vice President

MID-ATLANTIC MASSAGE THERAPY, INC.

_____/s/ Carl St. Phillip, Jr._____
Name: Carl St. Phillip, Jr.
Title: Vice President

STEINER BEAUTY PRODUCTS, INC.

_____/s/ Carl St. Phillip, Jr._____
Name: Carl St. Phillip, Jr.
Title: Vice President

STEINER EDUCATION GROUP, INC.

/s/ Carl St. Phillip, Jr.
Name: Carl St. Phillip, Jr.
Title: Vice President

STEINER MANAGEMENT SERVICES, LLC

/s/ Carl St. Phillip, Jr.
Name: Carl St. Phillip, Jr.
Title: Vice President

STEINER SPA RESORTS (NEVADA), INC.

/s/ Carl St. Phillip, Jr.
Name: Carl St. Phillip, Jr.
Title: Vice President

STEINER U.S. HOLDINGS, INC.

/s/ Carl St. Phillip, Jr.
Name: Carl St. Phillip, Jr.
Title: Vice President

STEINER SPA RESORTS (CONNECTICUT), INC.

/s/ Carl St. Phillip, Jr.
Name: Carl St. Phillip, Jr.
Title: Vice President

DK PARTNERS, INC.

/s/ Carl St. Phillip, Jr.
Name: Carl St. Phillip, Jr.
Title: Vice President

ELEMIS LIMITED

/s/ Carl St. Phillip, Jr.
Name: Carl St. Phillip, Jr.
Title: Vice President